

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2024

Nancy Walsh
Chief Financial Officer
Katapult Holdings, Inc.
5360 Legacy Drive, Building 2
Plano, TX 75024

      Re: Katapult Holdings, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-39116

Dear Nancy Walsh:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services